UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

YPF Sociedad Anónima

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated January 14, 2021.

Buenos Aires, January 14, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Re.: Relevant Information– Announcement of

Modifications to Exchange Offers and Consent Solicitation.

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in article 2, Chapter I, Title XII of the rules of the Comisión Nacional de Valores (T.O. 2013, as amended and complemented) and inform that on January 14, 2021 YPF S.A. (“YPF”) has published the attached press release by means of which YPF has modified certain terms and conditions of the Exchange Offers and Consent Solicitation established in the Exchange Offer and Consent Solicitation Memorandum dated January 7, 2021.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

YPF Sociedad Anónima Announces Amendment to Exchange Offers and Consent Solicitation

January 14, 2021— Buenos Aires, Argentina

YPF Sociedad Anónima (“YPF” or the “Company”) hereby announces the amendment of the definition of “Requisite Majority” included its Exchange Offer and Consent Solicitation Memorandum dated January 7, 2021 (as it may be amended or supplemented from time to time, the “Exchange Offer and Consent Solicitation Memorandum”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Exchange Offer and Consent Solicitation Memorandum.

As amended pursuant to this amendment to the Exchange Offer and Consent Solicitation Memorandum (“Amendment No. 1”), the paragraphs containing the definition of Requisite Majority included on pages 35 and 87 of the Exchange Offer and Consent Solicitation Memorandum will be deleted in their entirety and replaced by the following:

“Requisite Majority

We are seeking Proxies with respect to each series of Old Notes to vote in favor of the resolution for the Proposed Amendments being delivered by Eligible Holders representing more than 50% of the principal amount outstanding of the series of Old Notes affected by such Proposed Amendment (in each case, the “Requisite Majority”). The effectiveness of the approval of the Proposed Amendments will be subject to the settlement of the applicable Exchange Offer.”

The purpose of this Amendment No. 1 is to condition the effectiveness of the Proposed Amendments with respect to any series of Old Notes to the approval of the Proposed Amendments by holders of Old Notes of such series representing a majority of the principal amount outstanding of such series. Absent such approval, the Company undertakes not to enter into the supplemental indenture relating to such series of Old Notes, which will remain unmodified. Except as expressly amended hereby to the extent specifically provided herein, all terms of the Exchange Offers and Consent Solicitation contemplated in the Exchange Offer and Consent Solicitation Memorandum and all other disclosures set forth in the Exchange Offer and Consent Solicitation Memorandum and the annexes thereto remain unchanged.

Eligible Holders who delivered their Proxies pursuant to the Consent Solicitation prior to the date hereof and do not revoke their Proxies prior to the Withdrawal Deadline shall be deemed to have accepted the terms and conditions of the Exchange Offers and Consent Solicitation as amended pursuant to this Amendment No. 1.

We have not registered the New Notes under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law. The New Notes are being offered for exchange only (i) to holders of Old Notes that are “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIBs”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (ii) outside the United States, to holders of Old Notes who are (A) not “U.S. persons” (as defined in Rule 902 under the Securities Act, “U.S. Persons”) and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in reliance on Regulation S under the Securities Act, and (B) Non-U.S. qualified offerees. Only holders of Old Notes who have returned a duly completed Eligibility Letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review this Exchange Offer and Consent Solicitation Memorandum and to participate in the Exchange Offers and the Consent Solicitation (such holders, “Eligible Holders”). In addition, Eligible Holders will need to specify in the Eligibility Letter whether they are Argentine Entity Offerees or Non-Cooperating Jurisdiction Offerees (each as defined in the Eligibility Letter).

Although the Company currently has no plans or arrangements to do so, it reserves the right to further amend, at any time, the terms of any Exchange Offer or Consent Solicitation in accordance with applicable law. The Company will give Eligible Holders notice of any amendments and will extend the Expiration Time, if required by applicable law.

D.F. King is acting as the Information and Exchange Agent for the Exchange Offers and Consent Solicitation. Questions or requests for assistance related to any of the Exchange Offers and Consent Solicitation or for additional copies of the Exchange Offer and Consent Solicitation Documents may be directed to D.F. King & Co., Inc. by telephone at +1 (800) 848-3410 (U.S. toll free) and +1 (212) 269-5550 (collect), in writing at 48 Wall Street, New York, New York 10005, by email to ypf@dfking.com or by facsimile transmission at (212) 709-3328. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers and Consent Solicitation. The Exchange Offer and Consent Solicitation Documents are available for Eligible Holders at the following web address: www.dfking.com/ypf.

Citigroup Global Markets Inc., Santander Investment Securities Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities are acting as dealer managers (the “Dealer Managers”) for the Exchange Offers and Consent Solicitation.

Citigroup Global Markets Inc. 388 Greenwich Street, 7th Floor New York, New York 10013 United States Attention: Liability Management Group Call Collect: (212) 723-6106 US Toll-Free: (800) 558-3745

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

United States

Attention: Global Liability Management Group

Toll Free: +1 (888) HSBC-4LM

Collect: +1 (212) 525-5552

lmamericas@us.hsbc.com

	Itau BBA USA Securities, Inc. 540 Madison Avenue, 24th Floor New York, NY 10022 United States Attention: Debt Capital Markets Collect: +1 (212) 710-6749 Toll Free: +1 (888) 770-4828	Santander Investment Securities Inc. 45 East 53rd Street 5th Floor New York, New York 10022 United States Attention: Liability Management Collect: +1 (212) 940-1442 Toll Free: +1 (855) 404-3636

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes (as defined in the Exchange Offer and Consent Solicitation Memorandum) has been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities law. They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act. This press release does not constitute an offer of the New Notes for sale, or the solicitation of an offer to buy any securities, in any state or other jurisdiction in which any offer, solicitation or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

This announcement is directed only to holders of Old Notes who are (A) “qualified institutional buyers” as defined in Rule 144A under the Securities Act or (B) (x) outside the United States as defined in Regulation S under the Securities Act, (y) if located within a Member State of the European Economic Area (“EEA”) or in the United Kingdom, “qualified investors” as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and (z) if outside the EEA or the UK, are eligible to receive this offer under the laws of its jurisdiction (each an “Eligible Holder”). No offer of any kind is being made to any beneficial owner of Eligible Bonds who does not meet the above criteria or any other beneficial owner located in a jurisdiction where any of the Exchange Offers and Consent Solicitation are not permitted by law.

The distribution of materials relating to any of the Exchange Offers and Consent Solicitation may be restricted by law in certain jurisdictions. Any of the Exchange Offers and Consent Solicitation are void in all jurisdictions where it is prohibited. If materials relating to the Exchange Offers and Consent Solicitation come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offers and Consent Solicitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offers and Consent Solicitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offers and Consent Solicitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this press release and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions, and factors over which the Company has no control. The Company assumes no obligation to update these forward-looking statements, and does not intend to do so, unless otherwise required by law.

Notice to Investors in the European Economic Area and the United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) 1286/2014 (as amended, the “PRIIPs

Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore otherwise offering or selling the New Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

This document has not been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Market Act 2000 (“FSMA”). This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); or (iii) persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any New Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Notes will be engaged in only with relevant persons.

Each Dealer Manager has represented and agreed that:

(a)

it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the New Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the New Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Company;

(b)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any New Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any New Notes in, from or otherwise involving the United Kingdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 15, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer